EXHIBIT 16(b)(ii)

CONFIDENTIAL

Execution Version

October 17, 2024

Zodiac Purchaser, L.L.C.

c/o Silver Lake Alpine II, L.P.

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

Re:	Equity Financing Commitment

Ladies and Gentlemen:

Reference is made to the Agreement and Plan of Merger, dated as of the date hereof (as amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Zodiac Purchaser, L.L.C., a Delaware limited liability company (“Parent”), Zodiac Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”) and Zuora, Inc., a Delaware corporation (the “Company”), pursuant to which, upon the terms and subject to the conditions set forth therein, among other things, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. Reference is also made to the Other Equity Commitment Letter of even date herewith delivered to Parent by Silver Lake Alpine II, L.P. (the “Other Equity Commitment Letter”). Each capitalized term used and not defined herein shall have the meaning ascribed to it in the Merger Agreement, except as otherwise provided herein. Hux Investment Pte. Ltd. is referred to herein as the “Equity Investor” and Silver Lake Alpine II, L.P. is referred to herein as the “Other Equity Investor”. This letter agreement is being delivered by the Equity Investor to Parent in connection with the execution of the Merger Agreement.

1. Commitment. Subject to the conditions set forth herein, including without limitation the Ownership Percentage Cap (as defined below), the Equity Investor hereby agrees to purchase at or immediately prior to the Closing equity securities of Parent (collectively, the “Subject Securities”), for an aggregate purchase price, in the form of cash in immediately available U.S. funds to Parent (or a parent entity that directly or indirectly wholly owns Parent), equal to $410,000,000 (as such amount may be reduced pursuant to Section 4(a) of this letter agreement in connection with an Equity Assignment on the terms and subject to the conditions of Section 6.17(a) of the Merger Agreement (including Section 6.17(a) of the Parent Disclosure Schedule), such commitment, the “Equity Financing Commitment”), solely for the purpose of permitting Parent to fund, and to the extent necessary to fund (together with the proceeds of the Debt Financing, proceeds of the equity commitment under the Other Equity Commitment Letter, and cash on hand at the Company and its Subsidiaries available for funding in accordance with the Merger Agreement), the Required Amount, and not for any other purpose, it being understood that the Equity Investor (together with its permitted assigns, as applicable) shall not under any circumstances be obligated under this letter agreement to purchase any equity of, or make any other payment or contribution to, or investment in, Parent other than the purchase of the Subject Securities pursuant to the terms hereof for a purchase price equal to the Equity Financing Commitment. The obligation of the Equity Investor (together with its permitted assigns, as applicable) to fund the Equity Financing Commitment (a) is subject solely to (i) the terms of this letter agreement, (ii) the satisfaction or waiver by Parent of all of the conditions to Parent’s and Merger Sub’s obligations to effect the Closing set forth in Sections 7.01 (Conditions to the Obligations of Each Party) and 7.02 (Conditions to the Obligations of Parent and Merger Sub) of the Merger Agreement (other than those conditions that, by their nature, are to be satisfied at the Closing, but subject to such conditions being able to be satisfied), (iii) the prior or substantially concurrent receipt by Parent, Merger Sub or the Company of the proceeds of (A) the Debt Financing and (B) the equity commitment under the Other Equity Commitment Letter (provided, that the failure of the condition in this subclause (B) to be satisfied shall not limit the ability of Parent or, subject to Section 6(b), the Company to seek to enforce the obligations of the Equity Investor hereunder if Parent and/or the Company, as applicable, is also concurrently seeking enforcement of the obligations of the Other Equity Investor pursuant to the Other Equity Commitment Letter), and (iv) the substantially concurrent consummation of the Closing on the terms and subject to the conditions of the Merger Agreement (assuming the funding of the Equity Financing Commitment) and (b) subject to the foregoing clause (a), will occur simultaneously with the issuance to the Equity Investor of the Subject Securities. Subject to the terms of the Merger Agreement and Ownership Percentage Cap, the amount to be funded under this letter agreement may be reduced dollar for dollar (any such reduction to be allocated between the Equity Investor hereunder and the Other Equity Investor under the Other Equity Commitment Letter as designated in writing by Parent, subject to the Ownership Percentage Cap) in the event that Parent does not require all of the Equity Financing Commitment in order to consummate the transactions contemplated by the Merger Agreement (including payment of the Required Amount), but only to the extent Parent (x) consummates the transactions contemplated by the Merger Agreement at the Closing with the Equity Investor directly or indirectly contributing less than the full amount of the Equity Financing Commitment and (y) makes all payments required to pay the Required Amount to be made by Parent or Merger Sub under the Merger Agreement in connection with the consummation of the transactions contemplated thereby. The amount to be funded under this letter agreement may also be reduced (I) dollar for dollar (any such reduction to be allocated between the Equity Investor hereunder and the Other Equity Investor under the Other Equity Commitment Letter as designated in writing by Parent, subject to the Ownership Percentage Cap) by an amount equal to the Merger Consideration that would be payable in respect of shares of Company Common Stock that are beneficially owned by Parent or its Affiliates (including as a result of the contribution of any Rollover Shares (other than the CEO Rollover Shares) pursuant to the Rollover Agreements (other than the CEO Support and Rollover Agreement)), and (II) for the amount of Convertible Notes contributed by the Equity Investor to Parent at or prior to Closing in excess of an amount equal to the difference between the total amount of the Convertible Notes (as calculated based on the “Fundamental Change Repurchase Price” (as such term is defined in the Convertible Notes Indenture)) and the Convertible Notes Closing Cash Payment Cap, but in each case of (I) and (II) only to the extent Parent (x) consummates the transactions contemplated by the Merger Agreement at the Closing with the Equity Investor directly or indirectly contributing less than the full amount of the Equity Financing Commitment and (y) makes or causes to be made (including from the proceeds of the Debt Financing and cash on hand at the Company and its Subsidiaries available for funding in accordance with the Merger Agreement) all payments required to pay the Required Amount to be made by Parent or Merger Sub under the Merger Agreement in connection with the consummation of the transactions contemplated thereby. Notwithstanding the foregoing, the Investor agrees that no such reduction shall be made if reasonably likely to impair, delay or prevent the consummation of the Closing. The Equity Financing Commitment shall be reduced dollar-for-dollar (subject to the Ownership Percentage Cap), by an amount equal to 47% of any Upsize (as defined in the CEO Support and Rollover Agreement), effective immediately and automatically upon the acceptance by Parent of such Upsize pursuant to the CEO Support and Rollover Agreement. Notwithstanding anything to the contrary in this letter agreement, to the extent that the amount to be funded under this letter agreement and/or the Other Equity Commitment Letter is reduced in accordance with the terms hereof or thereof, the amount of the Equity Financing Commitment shall be reduced to an amount such that the Equity Financing Commitment shall not be greater than the dollar amount that, if funded by the Investor (or its Affiliate) simultaneous with the funding of the “Equity Financing Commitment” (as such term is defined under the Other Equity Commitment Letter) would result in the Equity Investor and its Affiliates collectively owning, directly or indirectly (as determined for US federal income tax purposes), a number of equity interests of Parent or the Company (or their respective direct or indirect parent entities) (including on a “look-through” basis taking into account any other Person directly or indirectly investing into Parent or the Company (or their respective direct or indirect parent entities)) representing more than 48.7% (by vote or value) of the issued and outstanding equity interests of any such entity (the “Ownership Percentage Cap”). For clarity, if the amounts to be funded or contributed under this letter agreement and the Other Equity Commitment Letter are funded and contributed in accordance with the terms hereof and thereof, the Equity Investor’s and its Affiliates’ collective ownership (in the manner calculated above) in the entities above will be less than the Ownership Percentage Cap.

2. Termination. Unless terminated pursuant to this Section 2, this letter agreement may not be revoked and shall remain in full force and effect and shall be binding on the Equity Investor and its successors and permitted assigns. The Equity Investor’s obligation to fund the Equity Financing Commitment will terminate automatically and immediately upon the earliest to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the commencement, directly or indirectly, by the Company or any of its Affiliates of any Proceeding against the Equity Investor, the Other Equity Investor, Parent or Merger Sub or any other Parent Related Party (as defined below) relating to this letter agreement, the limited guarantee of even date herewith of the Equity Investor (the “Guarantee”), the limited guarantee of even date herewith of the Other Equity Investor (the “Other Guarantee” and, together with the Guarantee, the “Guarantees”), the Merger Agreement or any of the transactions contemplated hereby or thereby (including in respect of any oral representations made or alleged to be made in connection therewith) other than any Proceeding by (i) the Company against Parent or Merger Sub seeking (A) specific performance against Parent and/or Merger Sub pursuant to, and subject to the limitations in, Section 9.09 (Specific Performance) of the Merger Agreement and in accordance with this letter agreement, and/or (B) payment of either the Parent Termination Fee or the Regulatory Termination Fee, Reimbursement Obligations and Enforcement Costs, in each case in accordance with, and solely to the extent permitted under, the Merger Agreement (including Sections 6.17(f) (Financing), 9.04(d) (Parent Termination Fee), 9.04(e) (Regulatory Termination Fee) and 9.04(h) (Fees and Expenses) thereof), (ii) the Company against the Equity Investor or the Other Equity Investor seeking (A) payment of their respective obligations under the Guarantees in accordance with, and solely to the extent permitted under, the respective Guarantees and/or (B) specific performance of the Equity Investor’s obligation to fund its Equity Financing Commitment or of the Other Equity Investor’s obligation to fund its commitment under the Other Equity Commitment, in each case in accordance with, and solely to the extent permitted under, the terms hereof and the terms of the Merger Agreement, and (iii) the Company under the Confidentiality Agreement (the Proceedings set forth in the foregoing clauses (i) through (iii), the “Non-Prohibited Claims”), (c) any final non-appealable judgment of a court of competent jurisdiction against any of Parent, Merger Sub or Guarantor with respect to any Non-Prohibited Claim that includes an award of either the Parent Termination Fee or the Regulatory Termination Fee, the Reimbursement Obligations and/or the Enforcement Costs, (d) the Closing and the payment of the Equity Financing Commitment (at which time the obligations hereunder shall be discharged) and (e) the valid termination of the Other Equity Commitment Letter other than following the Other Equity Investor’s funding its Equity Financing Commitment. Upon termination of this letter agreement, the Equity Investor shall not have any further obligations or liabilities hereunder. Sections 2 (Termination), 4 (Assignment; Amendments and Waivers; Entire Agreement), 5 (Parties in Interest), 6 (Limited Recourse; Enforcement), 7 (Confidentiality) and 8 (Governing Law; Jurisdiction; Waiver of Jury Trial) of this letter agreement shall survive and remain in full force and effect, notwithstanding any termination of this letter agreement. For the avoidance of doubt, upon the valid termination of this letter agreement, all obligations of the Equity Investor to fund the Equity Financing Commitment shall terminate and no surviving provision shall be deemed to require the Equity Investor to fund any portion of the Equity Financing Commitment.

3. Representations and Warranties. The Equity Investor hereby represents and warrants (and makes no other representations or warranties, express or implied) that:

(a) It is duly organized or incorporated, validly existing and in good standing under the laws of its jurisdiction of organization or incorporation.

(b) The execution, delivery of and performance under this letter agreement by it is within its organizational or corporate powers and has been duly authorized by all necessary organizational, general partner, manager or corporate action, as applicable.

(c) This letter agreement has been duly executed and delivered by it and, assuming the due authorization, execution and delivery by Parent, constitutes its valid and binding agreement, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar applicable law relating to or affecting creditors’ rights generally by general principles of equity.

(d) The execution and delivery of and performance under, this letter agreement by it do not and will not (i) violate its organizational documents, (ii) violate any provision of Applicable Law or any Order (subject to the making, obtaining and receipt of the consents, approvals, authorizations, permits of, filings with and notifications to any governmental authority described in Section 7.01(c) of the Merger Agreement) or (iii) conflict with any material agreement binding upon it, except in the case of (ii) and (iii) as would not reasonably be expected to, individually or in the aggregate, materially affect its ability to enter into this letter agreement or perform its obligations hereunder.

(e) Subject to the making, obtaining and receipt of the consents, approvals, authorizations, permits of, filings with and notifications to any governmental authority described in Section 7.01(c) of the Merger Agreement, all consents, approvals, authorizations, permits of, filings with and notifications to, any governmental authority necessary for the due execution, delivery and performance of this letter by the Equity Investor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any governmental authority is required in connection with the execution, delivery or performance of this letter except as would not reasonably be expected to, individually or in the aggregate, materially affect the Equity Investor’s ability to enter into this letter or perform its obligations hereunder.

(f) The Equity Investor (i) has, and will continue to have for so long as this Equity Commitment Letter is in effect, the financial capacity to pay and perform its obligations under this Equity Commitment Letter, and (ii) will have at such time as the Equity Investor is obligated to fund the Equity Financing Commitment, sufficient cash, available lines of credit or other sources of immediately available funds to fulfill its obligations under this Equity Commitment Letter.

4. Assignment; Amendments and Waivers; Entire Agreement.

(a) The rights and obligations under this letter agreement may not be assigned or delegated (whether by operation of law, merger, consolidation or otherwise) by any party hereto without the prior written consent of the other parties and the Company, and any attempted assignment shall be null and void and of no force or effect. Notwithstanding the foregoing, (i) Parent may assign, delegate or otherwise transfer all or a portion of their rights or obligations under this letter agreement to any assignee of Parent’s obligations under the Merger Agreement pursuant to an assignment in accordance with Section 9.05 (Assignment; Benefit) of the Merger Agreement, (ii) the Equity Investor may assign, delegate or otherwise transfer all or a portion of its obligation to fund the Equity Financing Commitment to one or more of its Affiliated investment vehicles or co-investors or any Person that is, directly or indirectly, wholly owned or otherwise controlled by or Affiliated with such Equity Investor or co-investors, one or more of such Affiliated investment vehicles and/or one or more Subsidiaries that are wholly owned or otherwise controlled by or affiliated with such Equity Investor and/or Affiliated investment funds and/or co-investors; provided that, in each case, no such assignment, delegation or transfer shall relieve the Equity Investor of its obligations hereunder, and (iii) the Equity Investor may assign all or a portion of its obligations to fund the Equity Financing Commitment (the “Assigned Commitment”) to one or more third parties (each, an “Assigned Investor”) in connection with an Equity Assignment on the terms and subject to the conditions of Section 6.17(a) of the Merger Agreement (including Section 6.17(a) of the Parent Disclosure Schedule) and upon such assignment, the Equity Investor shall be released from its obligations hereunder (and the Equity Financing Commitment shall be reduced) dollar for dollar to the extent of the amount of such Assigned Commitment; provided that such Assigned Investor shall enter into a separate equity commitment letter with Parent on terms no less favorable to Parent (and with respect to the Company’s rights as a third-party beneficiary hereunder, the Company) as contained herein with respect to such Assigned Commitment.

(b) This letter agreement may not be amended, and no provision hereof waived or modified, except by an instrument signed by each of the parties hereto and with the prior written consent of the Company, and this letter agreement may not be terminated other than in accordance with Section 2 hereof. The failure of any party to assert any of its rights under this letter agreement or otherwise shall not constitute a waiver of those rights.

(c) This letter agreement, the Other Commitment Letter, the Guarantees and the Merger Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the parties hereto or any of their Affiliates with respect to the subject matter hereof and thereof.

5. Parties in Interest. This letter agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and permitted assigns, and nothing in this letter agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this letter agreement; provided, however that (a) the Parent Related Parties are express, intended third party beneficiaries of Section 6(a) hereto and (b) the Company hereby is made an express, intended third party beneficiary of this letter agreement solely to the extent, and subject to the limitations, set forth in Section 6(b).

6. Limited Recourse; Enforcement.

(a) Notwithstanding anything that may be expressed or implied in this letter agreement, the Other Equity Commitment Letter, the Guarantees, the Merger Agreement or any document or instrument delivered in connection herewith or therewith, Parent, by its acceptance of the benefits of the Equity Financing Commitment provided herein, covenants, agrees and acknowledges that no Person other than the Equity Investor (and its successors and assigns) shall have any obligations hereunder or in connection with the transactions contemplated hereby and that, notwithstanding that the Equity Investor or any of its permitted assigns may be a partnership, limited liability company or other type of entity, no Person has any rights of recovery against, and no recourse hereunder or under any documents or instruments delivered in connection herewith or in respect of any oral representations made or alleged to have been made in connection herewith or therewith shall be had against, any of Parent’s, Merger Sub’s, the Equity Investor’s or any of their or their respective Affiliates’ respective former, current or future directors, officers, employees, direct or indirect holders of any equity, stockholders, controlling persons, Affiliates, attorneys, members, managers, general or limited partners, assignees, agents, representatives or representatives of any of the foregoing (but not including Parent, Merger Sub or the Equity Investor, a “Parent Related Party” and together, the “Parent Related Parties”), whether by or through attempted piercing of the corporate (or limited liability company or limited partnership) veil, by or through a claim (whether at law or equity or in tort, contract or otherwise) by or on behalf of the Equity Investor against any Parent Related Party, by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable Law, or otherwise, it being agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Parent Related Party for any obligations of the Equity Investor or any of its successors or assigns under this letter agreement, under the Merger Agreement, the Guarantee or under any documents or instrument delivered in connection herewith or therewith, in respect of any transaction contemplated hereby or thereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith or for any claim (whether at law or equity or in tort, contract or otherwise) based on, in respect of, or by reason of such obligations or their creation; provided, however, that notwithstanding anything to the contrary provided herein or any document or instrument delivered in connection herewith, nothing herein shall limit the rights of the Company in respect of any Non-Prohibited Claims.

(b) This letter agreement may only be enforced by Parent, and none of Parent’s creditors nor any other Person that is not a party to this letter agreement shall have any right to enforce this letter agreement or to cause Parent to enforce this letter agreement; provided, however, that the Company is hereby made an express third party beneficiary of the rights granted to Parent under this letter agreement only for the purpose of specifically enforcing (subject to the limitations set forth in the Merger Agreement) the Equity Investor’s obligation to fund, as and when due, the Equity Financing Commitment hereunder if and only if pursuant to Section 9.09(a) (Specific Performance) of the Merger Agreement the Company is entitled to file an action in a court of competent jurisdiction seeking specific performance to cause Parent and Merger Sub to consummate the Closing and cause the funding of the Equity Financing Commitment pursuant to the terms hereof and for no other purpose (including, without limitation, any claim for monetary damages hereunder or under the Merger Agreement).

(c) Concurrently with the execution and delivery of this letter agreement, the Equity Investor is executing and delivering to the Company the Guarantee and, concurrently with the execution and delivery of the Other Equity Commitment Letter, the Other Equity Investor is executing and delivering to the Company the Other Guarantee, in each case, relating to certain of Parent’s obligations under the Merger Agreement. Except as expressly set forth in Section 6(b) hereof, the Company’s remedies against the Equity Investor and the Other Equity Investor with respect to any Non-Prohibited Claims shall, and are intended to, be the sole and exclusive direct or indirect remedies available to the Company and its Affiliates, and each of their respective former, current and future directors, officers, employees, holder of any equity, stockholders, controlling persons, Affiliates, attorneys, members, managers, general or limited partners, assignees, agents and representatives against the Equity Investor, the Other Equity Investor or any Parent Related Party for any liability, loss, damage or recovery of any kind in connection with, relating to, arising out of or resulting from any breach of this letter agreement or the Merger Agreement, the failure of the Merger to be consummated for any reason or otherwise in connection with the transactions contemplated hereby and thereby or in respect of any representations made or alleged to have been made in connection therewith, whether in equity or at law, in contract, in tort or otherwise (whether or not Parent’s or Merger Sub’s breach is caused by the breach by the Equity Investor of its obligations under this letter agreement) or the Other Equity Investor of its obligations under the Other Equity Commitment Letter, and neither the Equity Investor, the Other Equity Investor nor any Parent Related Party shall have any further liability or obligation (except in respect of the Non-Prohibited Claims) relating to or arising out of such matters.

7. Confidentiality. This letter agreement shall be treated as confidential and is being provided to Parent solely in connection with the Merger Agreement. This letter agreement may not be used, circulated, quoted or otherwise referred to in any document, except with the written consent of the Equity Investor; provided that no such written consent shall be required for disclosures by Parent to the Company or the Other Equity Investor, so long as the Company or the Other Equity Investor, as applicable, agrees to keep such information confidential on terms substantially identical to the terms contained in this Section 7 or who are otherwise subject to confidentiality obligations; provided, further, that any party hereto may disclose the existence of this letter agreement to the extent required by any Applicable Law, the applicable rules of any national securities exchange, in connection with any securities regulatory agency filings relating to the transactions contemplated by the Merger Agreement, or in connection with the enforcement of any such party’s rights hereunder.

8. Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This letter agreement and all disputes or controversies arising out of or relating to this letter agreement or the transactions contemplated hereby, including the applicable statute of limitations, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules that would cause the application of law of any jurisdiction other than those of the State of Delaware.

(b) The parties hereto agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this letter agreement or the transactions contemplated by this letter agreement shall be brought and determined exclusively in the Court of Chancery of the State or Delaware or, if that court does not have subject matter jurisdiction, the state or federal courts in the State of Delaware (the “Delaware Courts”). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the Delaware Courts in respect of any Proceeding arising out of or relating to this letter agreement or the transactions contemplated by this letter agreement, or relating to enforcement of any of the terms of this letter agreement, and hereby waives, and agrees not to assert, as a defense in any such Proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the Proceeding is brought in an inconvenient forum, that the venue of the Proceeding is improper or that this letter agreement or the transactions contemplated by this letter agreement may not be enforced in or by such courts. Each party hereto agrees that notice or the service of process in any Proceeding arising out of or relating to this letter agreement or the transactions contemplated by this letter agreement shall be properly served or delivered if delivered in the manner contemplated by Section 9.01 (Notices) of the Merger Agreement or in any other manner permitted by law.

(c) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS LETTER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS LETTER AGREEMENT. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS LETTER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS LETTER AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8(c).

9. Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this letter agreement.

10. Counterparts. This letter agreement may be executed and delivered (including by means of telecopied signature pages or other means of electronic transmission, such as by electronic mail in “pdf” form or any electronic signature complying with the U.S. Federal ESIGN Act of 2000, e.g., www.docusign.com) in counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same letter agreement. The letter agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by each other party hereto, this letter agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The parties irrevocably and unreservedly agree that this letter agreement may be executed by way of electronic signatures and the parties agree that this letter, or any part thereof, shall not be challenged or denied any legal effect, validity and/or enforceability solely on the ground that it is in the form of an electronic record.

11. Waiver of Sovereign Immunity. To the extent permitted by Applicable Law, if the Equity Investor has or hereafter may acquire any immunity (sovereign or otherwise) from any Proceeding, from jurisdiction of any court of from set-off or any legal process (whether service or notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) with respect to itself or any of its property, the Equity Investor hereby irrevocably waives and agrees not to plead or claim such immunity in respect of its obligations under this letter agreement or the transactions contemplated hereby.

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Very truly yours,

Equity Investor:

HUX INVESTMENT PTE. LTD.

By:	/s/ Kenan Basha
	Name:	Kenan Basha
	Title:	Authorized Signatory

Accepted and acknowledged:

ZODIAC PURCHASER, L.L.C.

By: Zodiac Guarantor, L.L.C., its managing member

By: Zodiac Holdco, L.L.C., its managing member

By: Silver Lake Alpine Associates II, L.P., its managing member

By: SLAA II (GP), L.L.C., its general partner

By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel